Exhibit 12.3

WISCONSIN POWER AND LIGHT COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2017	2016	2015	2014	2013
	(dollars in millions)
EARNINGS:
Net income	$186.6	$192.8	$177.6	$181.1	$179.1
Income taxes (a)	61.9	93.3	82.9	85.3	85.6
Income before income taxes	248.5	286.1	260.5	266.4	264.7
Fixed charges as defined	95.2	92.7	93.7	87.7	86.4
Adjustment for undistributed equity earnings	(0.6)	(11.5)	(4.5)	(6.4)	(8.3)
Total earnings as defined	$343.1	$367.3	$349.7	$347.7	$342.8

FIXED CHARGES:
Interest expense	$93.8	$91.4	$92.4	$86.4	$85.0
Estimated interest component of rent expense	1.4	1.3	1.3	1.3	1.4
Total fixed charges as defined	$95.2	$92.7	$93.7	$87.7	$86.4

Ratio of Earnings to Fixed Charges	3.60	3.96	3.73	3.96	3.97

(a) Includes net interest related to unrecognized tax benefits.